UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        Medialink Worldwide Incorporated
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    58445P105
                                 (CUSIP Number)

                                December 31, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                                               Page 2 of 5 Pages


1      Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)

                PEQUOT CAPITAL MANAGEMENT, INC.
                06-1524885

2      Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a.     [    ]
                                             b.     [    ]

3      SEC Use Only

4      Citizenship or Place of Organization

                CONNECTICUT

                          5             Sole Voting Power
 Number of                                   917,348
  Shares
Beneficially              6             Shared Voting Power
  Owned By                                   0
   Each
 Reporting                7             Sole Dispositive Power
  Person                                     917,348
   With
                          8             Shared Dispositive Power
                                             0

9      Aggregate Amount Beneficially Owned by Each Reporting Person

                                             917,348

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                  [   ]

11     Percent of Class Represented By Amount in Row (9)

                                  14.0%

12     Type of Reporting Person (See Instructions)

                                  IA, CO

                                                               Page 3 of 5 Pages



Item   1(a)     Name of Issuer:  Medialink Worldwide Incorporated
                (the "Issuer").

       1(b)     Address of the Issuer's Principal Executive Offices:
                708 Third Avenue, New York, NY  10017

Item   2(a)-(c) Name, Principal Business Address, and Citizenship of
                 Person Filing:
                Pequot Capital Management, Inc.
                500 Nyala Farm Road, Westport, CT, 06880 which is a Connecticut corporation.

       2(d)     Title of Class of Securities: Common Stock, $0.01 par value

       2(e)     CUSIP Number: 58445P105

Item   3.       This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

                Pequot  Capital  Management,   Inc.  is  an  investment  adviser
                registered under Section 203 of the Investment Advisers Act of 1940.

Item   4.       Ownership:

                Ownership as of December 31, 2007 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

Item   5.       Ownership of Five Percent or Less of a Class:

                Not applicable.

Item   6.       Ownership of More than Five Percent on Behalf of Another Person:

                The Reporting Person is an investment  adviser  registered under
                Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the Reporting Person exercises over its clients' accounts.

                Although such accounts do not have beneficial ownership of the Shares for purposes of Section 13 and Section 16 of the Act, one account of the Reporting Person, Pequot ML Fund, L.P., owns of record more than 5% of the Issuer's Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                Not applicable.

Item   8.       Identification and Classification of Members of the Group:

                Not applicable.

Item   9.       Notice of Dissolution of Group:

                Not applicable.

Item   10.      Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2008                  PEQUOT CAPITAL MANAGEMENT, INC.

                                          By:      /s/ Aryeh Davis
                                                   -----------------------------
                                          Name:    Aryeh Davis
                                          Title:   Chief Operating Officer,
                                                   General Counsel and Secretary